FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: March 14, 2006

Exhibit 99.1

C-Travel and ezTravel Formed A Strategic Alliance in Online Travel Market

Hong Kong, March 12, 2006 – C-Travel International, Ltd., a Cayman Island company which is wholly owned by Ctrip.com International, Ltd. (Nasdaq: CTRP), today announced that it has agreed to form a strategic alliance with ezTravel Company, Ltd. (www.eztravel.com.tw), a leading online travel service provider in Taiwan that offers both individual and group tours in addition to hotel and airline tickets reservation services, by taking a minority stake in ezTravel. The transaction has been approved by the Boards of Directors of both C-Travel and ezTravel. Closing of the transaction is subject to the customary closing conditions. This alliance will enable both companies to explore potential opportunities in the Great China area in the future.

“We are very excited about advancing our relationship with ezTravel to the next level,” said James Liang, Chairman of the Board of Directors of Ctrip, “We are positioned to leverage our resources to provide expanded travel products to our customers. This is an important step forward in preparing us for the future growth in the online travel business.”

Mr. Steve Chen, Chairman of the Board of Directors of ezTravel, commented: “We are very pleased with our past collaboration with Ctrip. We believe we will achieve great synergy through our supplementary customer bases and product offerings.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” “estimates,” and “confident” and similar statements. Among other things, quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s limited operating history, declines or disruptions in the travel industry, the recurrence of SARS or other contagious disease, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F, and its registration statements on Form F-1 and F-2, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about Ctrip, please contact

Yin Yin

Senior Director

Investor Relations

Ctrip.com International, Ltd.

Tel: (852) 2169 0915/0912

Email: IR@ctrip.com